

Mail Stop 4720

February 8, 2011

Darren K. Williams
Chief Financial Officer
Centra Financial Holdings Inc.
990 Elmer Prince Drive
P. O. Box 656
Morgantown, WV 26507-0656

> **Re:** **Centra Financial Holdings Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-49699**

Dear Mr. Williams:

We have reviewed your response dated January 28, 2011 and have the following comment.

Form 10-Q as of September 30, 2010

Management's Discussion and Analysis, page 11

Allowance and Provision for Credit Losses, page 18

1. We note your response to comment 2 of our letter dated January 14, 2011 and we understand the history of your bank, your allowance methodology prior to 2010, and how you determine your specific reserves. Please continue your discussions and revise further filings to specifically discuss how changes in trends in your credit experience in 2010 and in the overall credit environment are factored into overall changes in your general reserve.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
February 8, 2011
Page 2

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant